Exhibit 12

OVERSEAS SHIPHOLDING GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

Three months ended March 31,	2006	2005
Earnings:
Income before federal income taxes	$123,134	$164,173
Less: equity in (earnings) of 50%-or-less-owned companies	(6,812)	(17,673)
Pretax income from continuing operations	116,322	146,500
Add: fixed charges	29,410	26,022
Less: interest capitalized during the period	(1,135)	(1,034)
Add: amortization of capitalized interest	750	750
Total Earnings	$145,347	$172,238

Fixed charges:
Interest expense, including amortization of deferred finance costs	$22,607	$22,831
Add: interest capitalized during the period	1,135	1,034
Add: interest portion of rental expense	5,668	2,157
Total Fixed Charges	$29,410	$26,022

Ratio of earnings to fixed charges	4.9x	6.6x